CUSIP No. 62459N105	EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Date: February 17, 2023

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Wendell Huang
Name: Wendell Huang
Title: Vice President & Chief Financial Officer & Spokesperson

TSMC PARTNERS, LTD.

By:	/s/ Jen-Chau Huang
Name: Jen-Chau Huang
Title: Director